                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                      FOR THE YEAR ENDED DECEMBER 31, 2005

                         COMMISSION FILE NUMBER 0-20842

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                PLATO LEARNING, INC. SAVINGS AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              PLATO LEARNING, INC.
                           10801 NESBITT AVENUE SOUTH
                              BLOOMINGTON, MN 55437

PLATO LEARNING, INC.
SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2005 AND 2004

PLATO LEARNING, INC.
SAVINGS AND RETIREMENT PLAN

INDEX

                                                                         PAGE(S)
                                                                         -------
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...............      1
FINANCIAL STATEMENTS
Statements of Assets Available for Benefits
December 31, 2005 and 2004............................................      2
Statement of Changes in Assets Available for Benefits
Year Ended December 31, 2005..........................................      3
Notes to Financial Statements
December 31, 2005 and 2004............................................     4-9
SUPPLEMENTAL SCHEDULE
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005.....................................................      10

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the PLATO Learning, Inc. Savings and Retirement Plan:

In our opinion, the accompanying statements of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of PLATO Learning, Inc. Savings and Retirement Plan (the "Plan") at December 31, 2005 and 2004, and the changes in assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) at December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota
June 28, 2006

PLATO LEARNING, INC.
SAVINGS AND RETIREMENT PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

                                   2005           2004
                                -----------   -----------
ASSETS
Investments                     $22,574,858   $21,809,720
Cash                                 18,883         5,044
                                -----------   -----------
Assets available for benefits   $22,593,741   $21,814,764
                                ===========   ===========

The accompanying notes are an integral part of these financial statements.

PLATO LEARNING, INC.
SAVINGS AND RETIREMENT PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

INVESTMENT INCOME
Net appreciation in fair value of investments   $   379,196
Interest and dividend income                        781,460
                                                -----------
       Total investment income                    1,160,656
                                                -----------
CONTRIBUTIONS
Participant                                       3,273,787
Employer                                            593,434
                                                -----------
       Total contributions                        3,867,221
                                                -----------
DEDUCTIONS
Benefits paid to participants                    (4,234,450)
Administration expenses                             (14,450)
                                                -----------
       Total deductions                          (4,248,900)
                                                -----------
       Increase in assets during the year           778,977
ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                21,814,764
                                                -----------
End of year                                     $22,593,741
                                                ===========

The accompanying notes are an integral part of these financial statements.

PLATO LEARNING, INC.
SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

1.   DESCRIPTION OF PLAN

     The following description of the PLATO Learning, Inc. (the "Company") Savings and Retirement Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General

     The Plan is a contributory defined contribution plan covering all eligible employees (including those former Lightspan employees) of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     Eligibility Requirements

     All employees of the Company are eligible to participate in the Plan upon the completion of six months of employment provided they are least 21 years of age.

     Contributions

     Participant contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are accrued based on participant contributions. Participants may contribute up to 60% of their pre-tax compensation, up to a maximum dollar amount, as defined, subject to certain other Internal Revenue Service ("IRS") limitations.

     The Company may also make contributions to the Plan at its discretion. Any such amount must be designated by Company resolution. In 2005, the discretionary contribution was 50% for each dollar of participant contributions up to a maximum Company contribution of 2% of participant compensation, with a cap of $4,200 in total Company contributions per participant.

     Participant Accounts

     Individual participant accounts are maintained by the Plan's recordkeeper, Administrative Management Group, Inc. Each participant's account is credited with the participant's contribution, Plan investment earnings or loss, net of administrative expenses, and an allocation of employer matching and discretionary contributions. Allocations are based on participant earnings and account balances, as defined. The allocation of the participant's contributions to these investment funds may be changed daily.

     Vesting and Forfeitures

     Participants are immediately vested in their contributions and actual earnings thereon.

     Participants vest in their Company contribution account based on the following schedule:

                                           VESTED
YEARS OF SERVICE                         PERCENTAGE
----------------                         ----------
Less than 1 year                              0
1 year but less than 2                     33-1/3
2 years but less than 3                    66-2/3
3 years or more                              100

     A participant will also become fully vested upon permanent disability or attainment of normal or early retirement as defined in the Plan.

     Forfeitures are used to reduce future contributions made by the Company. There were approximately $43,000 in forfeitures at December 31, 2005.

     Benefit Payments

     On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installments over a specified time. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

     Loans

     Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The term of a loan repayment may not be greater than five years unless the loan qualifies as a residential mortgage loan. The administrator may fix the term of repayment of a residential mortgage loan considering the maturity dates quoted by representative lending institutions in the local area for a similar loan, but in no event greater than for a period of up to 15 years or such longer period as approved on a nondiscriminatory basis by the administrator. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator at the date of loan origination. Principal and interest is paid ratably through biweekly payroll deductions. Participant notes receivable have interest rates ranging from 5.0% to 9.5% and are due at various dates through December 2019. Repayments are generally made through payroll deductions and are invested among the various investment funds in the same manner as participant contributions.

     Investment Options

     The Plan offers nine investment options: seven mutual funds, one common collective trust fund and one Company stock fund. Pursuant to the plan agreement, a maximum of 30% of a participant's account balance can be allocated to Company stock. Plan participants direct the investment of their accounts among these nine options. Company contributions are invested in the fund options in the same manner as participant contributions.

     Voting Rights

     Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which a participant has not given instructions.

     Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts, and assets of the Plan will be distributed in accordance with the Plan document.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following significant accounting policies were used to prepare the financial statements in accordance with accounting principles generally accepted in the United States of America.

     Basis of Accounting

     The accompanying financial statements have been prepared using the accrual basis of accounting.

     Valuation of Investments and Income Recognition

     The Plan's investments are stated at fair value, except for the stable value fund, which is a benefit-responsive investment contract valued at contract value. Quoted market prices are used to determine fair value of investments. Investments in mutual funds and common collective trust funds are valued at the net asset value as of year end which is determined based on fair value of underlying investments. Participant loans are valued at estimated fair value, consisting of principal outstanding and any related accrued interest.

     The contract value of the benefit-response investment represents the principal balance of the investment contract, plus accrued interest at the stated contract rate, less withdrawals and administrative expenses. The fair value of the investment contract approximates contract value as of year end. The average yield and crediting interest rates were approximately 4% for 2005 and 2004.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

     The Plan presents the net appreciation (depreciation) in the fair value of its investments in the Statement of Changes in Assets Available for Benefits, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Administrative Expenses

     Administrative expenses, primarily transaction fees, are paid by the Plan. Other expenses for professional services and administration costs have been paid by the Company at its discretion.

     Payment of Benefits

     Benefits payments are recorded upon distribution.

     Use of Estimates

     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's administrator to make extensive use of estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements and the changes in assets available from plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

     Risks and Uncertainties

     The Plan provides for various investment options in various combinations of investment securities. Investment securities are exposed to various risk factors including, but not limited to, interest rates, market conditions and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Assets Available for Benefits in future periods.

3.   INVESTMENTS

     The following presents investments that represent 5% or more of the Plan's assets as of December 31, 2005 and 2004:

                                                               2005          2004
                                                           -----------   -----------
MUTUAL FUNDS
American Funds American Mutual A, 169,041 and 160,259
   shares in 2005 and 2004, respectively                   $ 4,440,704   $ 4,243,671
Franklin Capital Growth A, 403,496 and 410,044 shares in
   2005 and 2004, respectively                               4,490,907     4,535,090
American Funds EuroPacific Growth Fund A, 64,646 and
   60,544 shares in 2005 and 2004, respectively              2,656,933     2,157,205
Managers Special Equity Fund, 20,830 and 17,923 shares
   in 2005 and 2004, respectively                            1,807,426     1,620,435
Royce Total Return Fund, 0 and 195,807 shares in
   2005 and 2004, respectively                                      --     2,400,595
American Beacon Funds, 136,886 and 0 shares in 2005
   and 2004, respectively                                    2,741,820            --
Other mutual funds individually less than 5%                 2,082,862     1,991,978
COMMON COLLECTIVE TRUST FUND
Wells Fargo Stable Value Fund, 99,046 and 105,161
   shares in 2005 and 2004, respectively                     3,687,497     3,780,545
COMMON STOCK INDIVIDUALLY LESS THAN 5%                         394,475       728,871
PARTICIPANT LOANS INDIVIDUALLY LESS THAN 5%                    272,234       351,330
                                                           -----------   -----------
                                                           $22,574,858   $21,809,720
                                                           ===========   ===========

     During 2005, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) appreciated in value by $379,196 as follows:

Mutual funds                    $235,161
Common collective trust funds    125,600
Common stock                      18,435
                                --------
                                $379,196
                                ========

4.   TAX STATUS

     The Plan is a prototype plan. The IRS has determined and informed the Trustee by letter dated March 5, 2002, that the prototype plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since the date of this letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.   PLAN AMENDMENT

     During 2003, the Company determined that participants were allowed to contribute certain compensation that did not meet the Plan's definition of Eligible Compensation and the Company took remedial actions under the Department of Labor Voluntary Compliance Program to correct the matter through retroactive amendment to the Plan's definition of Eligible Compensation whereby the definition was expanded to include all such compensation contributed by participants. On October 13, 2005, the Company received notice that the Department of Labor accepted the Company's corrective action.

SUPPLEMENTAL SCHEDULE

PLATO LEARNING, INC.
SAVINGS AND RETIREMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005                                                     SCHEDULE I

(A)               (B)                          (C)                      (D)       (E)
                                      DESCRIPTION OF INVESTMENT,
          IDENTITY OF ISSUE,           INCLUDING MATURITY DATE,                   FAIR OR
           BORROWER, LESSOR           INTEREST RATE, COLLATERAL,                  CONTRACT
           OR SIMILAR PARTY              PAR OR MATURITY DATE         COST **      VALUE
---------------------------------   -------------------------------   -------   ------------

    MFS High Income A               Mutual fund                                  $ 1,008,465
    Oppenheimer U.S. Government A   Mutual fund                                    1,074,397
    American Funds EuroPacific
     Growth A                       Mutual fund                                    2,656,933
    American Beacon Fund            Mutual fund                                    2,741,820
    American Funds American
     Mutual A                       Mutual fund                                    4,440,704
    Franklin Capital Growth A       Mutual fund                                    4,490,907
    Managers Special Equity         Mutual fund                                    1,807,426
    Wells Fargo Stable Value Fund   Common collective trust fund                   3,687,497
*   PLATO Learning, Inc.            Common stock, 97,835 shares                      394,475
*   Participant loans               Interest rate ranging from 5.0%
                                    to 9.5%, due at various dates
                                    through December 2019                            272,234
                                                                                 -----------
                                                                                 $22,574,858
                                                                                 ===========

*    Denotes party in interest.

**   Cost information not required for participant-directed investments.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PLATO Learning, Inc. Savings and Retirement Plan
June 29, 2006


By: /s/ LAURENCE L. BETTERLEY
    ---------------------------------
    Laurence L. Betterley
    Trustee


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